December 16, 2016

By E-Mail and Regular Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	William Dorton
Staff Attorney

Re:	United Community Financial Corp. (“UCFC”)
Registration Statement on Form S-4 (the “Registration Statement”)
Registration File No. 333-214763

To Whom It May Concern:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, UCFC (the “Registrant”) hereby request that the effectiveness of the Registration Statement be accelerated to 10:00 a.m. on December 19, 2016, or as soon thereafter as is practical.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Robert Loesch, of Tucker Ellis LLP, at (216) 696-5916.

Very truly yours,

UNITED COMMUNITY FINANCIAL CORP.

By:	/s/ Jude J. Nohra
Jude J. Nohra
General Counsel
Executive Vice President and Secretary

cc:	Robert M. Loesch, Tucker Ellis
Jason L. Hodges, Vorys, Sater, Seymour and Pease LLP